# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Phoenix Education Partners, Inc., CIK 0001600222
CUSIP: 718968100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4035 S. Riverpoint Parkway, Phoenix, Arizona (AZ), 85040
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-26-015392
Filed by CIK 0001566491

## Reporting persons
- Apollo Principal Holdings A GP, Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 24,901,319; sole dispositive power 0; shared dispositive power 24,901,319; aggregate amount beneficially owned 24,901,319 (67.9% of the class)
- AP VIII Socrates Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,901,319; sole dispositive power 0; shared dispositive power 24,901,319; aggregate amount beneficially owned 24,901,319 (67.9% of the class)
- AP VIII Socrates Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,901,319; sole dispositive power 0; shared dispositive power 24,901,319; aggregate amount beneficially owned 24,901,319 (67.9% of the class)
- Apollo Advisors VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,901,319; sole dispositive power 0; shared dispositive power 24,901,319; aggregate amount beneficially owned 24,901,319 (67.9% of the class)
- Apollo Capital Management VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,901,319; sole dispositive power 0; shared dispositive power 24,901,319; aggregate amount beneficially owned 24,901,319 (67.9% of the class)
- APH Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 24,901,319; sole dispositive power 0; shared dispositive power 24,901,319; aggregate amount beneficially owned 24,901,319 (67.9% of the class)

## Item 1. Issuer
Name of issuer: Phoenix Education Partners, Inc.
Address of issuer's principal executive offices: 4035 S. Riverpoint Parkway Phoenix, AZ, 85040

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) AP VIII Socrates Holdings, L.P. ("Socrates LP"); (ii) AP VIII Socrates Holdings GP, LLC ("Socrates GP"); (iii) Apollo Advisors VIII, L.P. ("Advisors VIII"); (iv) Apollo Capital Management VIII, LLC ("Capital Management VIII"); (v) APH Holdings, L.P. ("APH Holdings"); and (vi) Apollo Principal Holdings A GP, Ltd. ("Principal A GP"). The foregoing are collectively referred to herein as the "Reporting Persons."

Socrates LP is the holder of record of the securities of the Issuer.

Socrates GP is the general partner of Socrates LP. Advisors VIII is the general partner of the members of Socrates GP. Capital Management VIII is the general partner of Advisors VIII, and APH Holdings is the sole member and manager of Capital Management VIII. Principal A GP is the general partner of APH Holdings.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 9 W. 57th Street, 41st Floor, New York, New York 10019.
Citizenship: Socrates LP and Advisors VIII are each Delaware limited partnerships. Socrates GP and Capital Management VIII are each Delaware limited liability companies. APH Holdings is a Cayman Islands limited partnership. Principal Holdings A GP is a Cayman Islands exempted general partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Principal A GP 24,901,319
Socrates LP 24,901,319
Socrates GP 24,901,319
Advisors VIII 24,901,319
Capital Management VIII 24,901,319
APH Holdings 24,901,319

Each of Socrates GP, Advisors VIII, Capital Management VIII, APH Holdings, Principal A GP, and Messrs. Scott Kleinman, Marc Rowan and James Zelter, the directors of Principal A GP, each disclaim beneficial ownership of all shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
Principal A GP 67.9%
Socrates LP 67.9%
Socrates GP 67.9%
Advisors VIII 67.9%
Capital Management VIII 67.9%
APH Holdings 67.9%

The percentage amounts are based on 36,676,644 shares of Common Stock outstanding as of October 27, 2026, as reported in the Issuer's annual report on Form 10-K filed on November 3, 2026.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
Principal A GP 24,901,319
Socrates LP 24,901,319
Socrates GP 24,901,319
Advisors VIII 24,901,319
Capital Management VIII 24,901,319
APH Holdings 24,901,319
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition:
Principal A GP 24,901,319
Socrates LP 24,901,319
Socrates GP 24,901,319
Advisors VIII 24,901,319
Capital Management VIII 24,901,319
APH Holdings 24,901,319

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Apollo Principal Holdings A GP, Ltd.: /s/ James Elworth, James Elworth, Vice President (11/13/2026)
- AP VIII Socrates Holdings, L.P.: AP VIII Socrates Holdings GP, LLC, General Partner (11/13/2026)
- AP VIII Socrates Holdings, L.P.: /s/ James Elworth, James Elworth, Vice President (11/13/2026)
- AP VIII Socrates Holdings GP, LLC: /s/ James Elworth, James Elworth, Vice President (11/13/2026)
- Apollo Advisors VIII, L.P.: Apollo Capital Management VIII, LLC, General Partner (11/13/2026)
- Apollo Advisors VIII, L.P.: /s/ James Elworth, James Elworth, Vice President (11/13/2026)
- Apollo Capital Management VIII, LLC: /s/ James Elworth, James Elworth, Vice President (11/13/2026)
- APH Holdings, L.P.: Apollo Principal Holdings A GP, Ltd., General Partner (11/13/2026)
- APH Holdings, L.P.: /s/ James Elworth, James Elworth, Vice President (11/13/2026)